R 4-3

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02021292

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-52365

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEBS Financial Services, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1717 E. 9th Street, Suite 2100
(No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joseph J. Adamo — (216) 781-5424
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(ADDRESS)	**Number and Street**	**City**	**State**	**(Zip Code)**

CHECK ONE:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2001 to December 31, 2001

NEBS Financial Services, Inc.
(Name of Respondent)

1717 E. 9th Street, Suite 2100
Cleveland, Ohio 44114
(Address of principal executive office)

Mr. Joseph J. Adamo
NEBS Financial Services, Inc.
1717 E. 9th Street, Suite 2100
Cleveland, Ohio 44114
Telephone No. (216) 781-5424

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Schedules

NEBS Financial Services, Inc.

December 31, 2001

The following financial statements and schedules of NEBS Financial Services, Inc. are submitted herewith:

Statement of financial condition—December 31, 2001

Statement of income—Year ended December 31, 2001

Statement of changes in shareholder's equity—Year ended December 31, 2001

Statement of cash flows—Year ended December 31, 2001

Notes to financial statements

Schedule I—Computation of net capital pursuant to Rule 15c3-1

Schedule II—Computation for determination of reserve requirements pursuant to Rule 15c3-3

Schedule III—Information relating to the possession or control requirements under Rule 15c3-3

Schedule IV—Reconciliation of computation of net capital pursuant to Rule 17a-5(d)(4)

Schedule V—Reconciliation of computation for determination of reserve requirements pursuant to Rule 17a-5(d)(4)

OATH OR AFFIRMATION

I, Joseph J. Adamo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **NEBS Financial Services, Inc.**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
State of Ohio
Christine K. Sahyers
My Appointment Expires Feb. 17, 2003

Signature

Treasurer

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Ernst & Young

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
NEBS Financial Services, Inc.

We have audited the accompanying statement of financial condition of NEBS Financial Services, Inc. as of December 31, 2001 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEBS Financial Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

March 15, 2002

NEBS Financial Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$120,101
Cash segregated in compliance with federal and other regulations	95,095
Receivable from customer	125,000
Commissions receivable	45,167
Prepaid expenses	6,528
Deposit at clearing organization	50,000
	$ 441,891
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 6,215
Accounts payable – affiliate	727
Payable to customers	90,567
Income taxes payable – affiliate	10,000
	107,509
Shareholder's equity:	
Common stock, no par value, 50 shares authorized, issued and outstanding	500
Additional paid in capital	230,322
Retained earnings	103,560
	334,382
	$ 441,891

See notes to financial statements.

NEBS Financial Services, Inc.

Statement of Income

Year ended December 31, 2001

Revenue	
Commissions	$ 876,480
Interest	5,208
	881,688
Expenses	
Management fees – affiliate	387,000
Commissions	183,039
Clearing costs	4,663
Professional fees	18,620
Regulatory fees	10,803
Other operating expenses	7,275
	611,400
Income before income taxes	270,288
Provision for income taxes:	
Federal:	
Current	64,000
Deferred	29,000
State and Local:	
Current	16,000
Deferred	11,000
	120,000
Net income	$ 150,288

See notes to financial statements.

NEBS Financial Services, Inc.

Statements of Changes in Shareholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 500	$230,322	$ 93,272	$ 324,094
Net income			150,288	150,288
Dividends			(140,000)	(140,000)
Balance at December 31, 2001	$ 500	$230,322	$ 103,560	$ 334,382

See notes to financial statements.

NEBS Financial Services, Inc.

Statements of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 150,288
Adjustments to reconcile net income to net cash used for operating activities:	
Deferred income taxes	40,000
Change in assets and liabilities:	
Increase in cash segregaged in compliance with federal and other regulations	(95,095)
Increase in receivable from customer	(125,000)
Decrease in commissions receivable	23,580
Increase in prepaid assets	(2,008)
Decrease in accounts payable	(7,308)
Decrease in accounts payable – affiliate	(6,626)
Increase in payable to customers	90,567
Decrease in income taxes payable – affiliate	(100,000)
Net cash used for operating activities	(31,602)
Financing activities	
Dividends to Parent	(140,000)
	(140,000)
Decrease in cash and cash equivalents	(171,602)
Cash and cash equivalents at beginning of year	291,703
Cash and cash equivalents at end of year	$ 120,101
Supplemental cash flow disclosures	
Income tax payments	$ 180,000
Interest payments	$ -

See notes to financial statements.

NEBS Financial Services, Inc.

Notes to Financial Statements

December 31, 2001

1. Organization

NEBS Financial Services, Inc. is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company operates as an introducing broker on a fully disclosed basis. On March 24, 2000, the shareholders of NEBS Financial Services, Inc. (the Company) exchanged their shares for those of NEBS Online, Inc. (the Parent). Operations of the Company prior to this date were insignificant. The Company is an Ohio corporation and is a wholly-owned subsidiary of NEBS Online, Inc.

The Company provides full-service brokerage services to institutional and retail customers on a fully-disclosed basis.

2. Significant Accounting Policies

Revenue Recognition

The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Cash and Cash Equivalents

At December 31, 2001, cash and cash equivalents represent cash in banks of $35,550 and securities purchased under agreements to resell of $84,551. These securities purchased under agreements to resell matured on January 2, 2002.

The Company has a special account for the exclusive benefit of its customers. This account is maintained for the deposit of customer funds submitted to the Company for the sole purpose of paying for registered investment company securities, pursuant to Rule 15c3-3 (k)(2)(i).

Income Taxes

Effective March 24, 2000, the results of the Company's operations are included in the consolidated tax returns filed by the Parent. Prior to that date, the Company was an S Corporation and its results of operations were included in the individual tax returns of its shareholders. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

A significant portion of the Company's expenses are the result of allocations or billings from the Parent and its subsidiaries. For 2001, those expenses totaled $387,000. The allocation of such costs is based on management's estimate of the Company's proportionate share of related costs. In the opinion of the Company's management, such allocations are reasonable.

Substantially all of the Company's employees who meet certain specified conditions are eligible for the Parent's 401(k) plan, the terms of which involve a 50% match on the employee's first 6% of salary deferral. Costs related to the plans incurred by the Parent on behalf of the Company's employee, are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2001, the Company's allocated cost was approximately $3,250.

4. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For income tax purposes, the Company accounts for its revenue and expenses using the cash basis. Included in income taxes payable-affiliate on the statement of financial condition is a deferred tax liability as of December 31, 2001 of $57,000 and a prepayment to the parent of taxes payable of $47,000.

The Company remitted $180,000 of income taxes to the Parent for the year ended December 31, 2001.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined. At December 31, 2001, the Company was required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company's net capital was $101,722, which was $148,278 less than the minimum required net capital. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 106%.

The Company first recognized that it did not meet its December 31, 2001 net capital requirements on January 29, 2001. As required, the Company notified the appropriate agencies of the deficiency, and indicated that on January 30, 2002, management computed net capital to be $261,231, which is in excess of the required minimum net capital, as defined above.

6. Commitments and Contingencies

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

NEBS Financial Services, Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Net capital	
Total shareholder's equity from statement of financial condition	$ 334,382
Non-allowable assets:	
Unsecured receivables from customers	125,000
Securities purchased under agreements to resell	84,551
Other receivables	15,458
Prepaid expenses	6,528
	231,537
Net capital before haircuts on security positions	102,845
Haircuts on securities	1,123
Net capital	$ 101,722
Aggregate indebtedness	$ 107,509
Computation of basic net capital requirement 6-2/3% of aggregate indebtedness	$ 7,167
Minimum required net capital	$ 250,000
Net capital requirement	$ 250,000
Excess (deficit) net capital	$ (148,278)
Excess net capital at 1,000%	$ 90,971
Percentage of aggregate indebtedness to net capital	106%

0201-0262521

NEBS Financial Services, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2001

Credit items	
Free credit balances and other credit balances in customers' security accounts	$ 90,567
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed-to-receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Other	-
Total credits	$ 90,567
Debit items	
Debit balances in customers' cash and margin accounts	$ -
Securities borrowed to effectuate short sales by customers or to make delivery on customers' securities failed to receive	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Total debits	$ -
Excess of total credits over total debits	$ 90,567
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits.	$ 95,095
Amount held on deposit in "Reserve Bank Account," including value of qualified securities, at end of reporting period	$ 95,095

NEBS Financial Services, Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2001

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ -
A. Number of items.	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items	-

NEBS Financial Services, Inc.

Schedule IV
Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

December 31, 2001

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported in the Company's December 31, 2001 amended unaudited Form X-17a-5, Part II filed on March 15, 2002.

NEBS Financial Services, Inc.

Schedule V
Reconciliation of Computation for Determination of
Reserve Requirements Pursuant to Rule 17a-5(d)(4)

December 31, 2001

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2001 amended unaudited Form X-17a-5, Part II filed on March 15, 2002.

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Board of Directors
NEBS Financial Services, Inc.

In planning and performing our audit of the financial statements of NEBS Financial Services, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and these conditions do not affect our report on the financial statements of the Company dated March 15, 2002.

Company personnel lack the appropriate experience in the interpretations of regulatory reporting as it relates to the periodic computations of net capital and reserve requirements. As a result of the above, errors where made in certain of the Company's periodic computations of net capital and computations of amounts required in the reserve account. Revised computations identified instances where the Company had less than the required net capital and where the reserve account was reduced to an amount below the required level. Management has adopted corrective procedures regarding the periodic computations of net capital and reserve requirements. Since the Company first became aware of its inappropriate calculations, in management's opinion, the Company has been in compliance with these regulatory rules and reporting.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except as noted in the above paragraph, the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 15, 2002